Certified B Corporation

VIVOPOWER

Company Presentation

June 2026

Important information and disclaimer

Introduction: This Presentation has been prepared by VivoPower PLC (the "Company", and together with its consolidated subsidiaries, the "Group"). The Presentation is intended for information purposes only and does not itself constitute, and should not in itself be construed as, an offer, invitation or recommendation to purchase, sell or subscribe for any securities in any jurisdiction.

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Capital expenditure and financing: The Company's growth strategy for its AI data center business contemplates significant capital expenditure to build and operate AI data centers. To fund any potential growth capital expenditure requirements, the Company is exploring alternative options in the Nordic region for raising new equity and/or debt financing. In connection with any such equity financing, the Company is also contemplating a listing of Norwegian Depositary Receipts (NDRs) on Euronext Growth Oslo. The Company has mandated Arctic Securities to advise on this potential secondary listing as well as potential equity and/or debt financing options.

No investment advice: Nothing contained herein shall be taken as constituting the giving of investment advice. This Presentation is not intended to provide, and must not be taken as, the exclusive basis of any investment decision, or other valuation, and should not be considered as a recommendation by the Company or any of its parent or subsidiary undertakings, or any such person's directors, officers, employees, agents, affiliates, advisors or other person acting on their behalf (collectively, "Representatives") that you enter into any transaction.

This Presentation is intended to present background information about the Group, its business, and the industry in which it operates and is not intended to provide complete disclosure upon which an investment decision could be made. The analyses contained herein are not, and do not purport to be, appraisals of the assets, securities or business of the Group or any other person. Any decision as to whether to enter into any transaction should be taken solely by you. Before entering into any transaction, you should take steps to ensure that you fully understand any investment and have made an independent assessment of the appropriateness of any such investment in the light of your own objectives and circumstances, including its possible risks and benefits.

No representation or warranty. Disclaimer of liability: This Presentation contains information obtained from employees within and/or directors of the Group, as well as from third parties, including market and industry data obtained from industry publications and surveys. As far as the Company is aware and able to ascertain, such information has been accurately reproduced, and no facts have been omitted that would render the reproduced information inaccurate or misleading. However, the Company may not have access to the facts and assumptions underlying the received information, numerical data, market data and other information extracted from public sources. As a result, the Company is not able to fully verify such information and assumes no responsibility for the correctness of any such information.

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The Company has not authorised any other person to provide any persons with any other information related to the Group, and the Company does not assume any responsibility for any information other persons may provide.

Forward-looking statements and risks: This Presentation contains forward-looking information and statements relating to the business, financial performance and results of the Group and/or the industry and markets in which it operates. Forward-looking statements concern future circumstances and results and other statements that are not historical facts, sometimes identified by the words "believes", "expects", "predicts", "intends", "projects", "plans", "estimates", "aims", "foresees", "anticipates", "targets", and similar expressions. The forward-looking statements contained in this Presentation, including assumptions, opinions and views of the Company or cited from third party sources, are solely opinions and forecasts which are subject to risks, uncertainties and other factors that may cause actual events to differ materially from any anticipated development. You are cautioned not to place any undue reliance on any forward-looking statement. Neither the Company nor any of its parent or subsidiary undertakings or any such person's Representatives, provides any assurance that the assumptions underlying such forward-looking statements are free from errors, nor does any of them accept any responsibility for the future accuracy of the opinions expressed in this Presentation or the actual occurrence of the forecasted developments. The Company assumes no obligation, except as required by law, to update any forward-looking statements or to conform any forward-looking statements to the Group's actual results.

You are cautioned that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those set forth in these forward-looking statements. Important factors that could cause actual results to differ materially from these forward-looking statements include the risks described in the "Risk Factors" section of the Company's 2025 Annual Report on Form 20-F that has been filed with the U.S. Securities and Exchange Commission. Additional assumptions, risks and uncertainties are described in our registration statements, reports and other filings with the SEC and are available at www.sec.gov.

No prospectus. Selling and distribution restrictions: This Presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction. This Presentation is not a prospectus and has not been approved, reviewed or registered by or with any public authority, stock exchange or regulated market. Neither the Company nor any of its Representatives has taken any actions to allow the distribution of this Presentation in any jurisdiction where action would be required for such purposes. The distribution of this Presentation may be restricted by law in certain jurisdictions, and the recipient of this Presentation should inform itself about, and observe, any such restriction. Any failure to comply with such restrictions may constitute a violation of the laws of any such jurisdiction. Neither the Company nor any of its Representatives, shall have any responsibility or liability whatsoever (in negligence, tort or otherwise) arising directly or indirectly from any violations of such restrictions.

No updates: This Presentation speaks as of the date set out on the front page of this Presentation. Neither the delivery of this Presentation nor any further discussions of the Company with any recipient shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since such date. The Company does not undertake any obligation to amend, correct or update this Presentation or to provide any additional information about any matters. The information contained in this Presentation should be considered in the context of the circumstances prevailing at the time and has not been, and will not be, updated to reflect developments that may occur after the date of this Presentation.

Summary of risk factors

The risk factors below are a non-exhaustive summary of risk factors related to VivoPower PLC (the "Company") set out in detail in slides 44-51. The order does not indicate likelihood or magnitude

Risks related to the Group's business and the industry in which it operates

- The Group has limited operating history as a standalone data center platform focused on AI infrastructure
- The Group operates in a competitive and rapidly evolving market
- The Group's current operational exposure is concentrated in one facility and a limited number of revenue sources
- The conversion of the Mo i Rana facility from hosting of bitcoin mining to AI infrastructure involves significant execution risk
- LIAN Group's position as a significant shareholder, deferred consideration creditor and warrant holder gives rise to potential conflicts of interest
- The Group depends on key personnel and its ability to scale its organization
- The Group depends on third-party delivery partners to build powered shells
- The Group may be adversely affected by rapid technological change in the AI and data center industry
- The planned carve out via a reverse merger of Tembo with a special purpose acquisition company is subject to certain outstanding regulatory approvals from the SEC, which could affect the timing of completion and, if not obtained, could adversely affect the Group's business, financial condition, results of operations and prospects
- The Group's minority stake in Tembo following the deSPAC transaction involves significant risks, and the resulting minority position will limit the Group's ability to control or influence Tembo's business
- Sanctions and anti-money laundering risks associated with the Group's hosting of Bitcoin mining operations
- LIAN Group's dual role as the vendor of the Mo i Rana asset and as a significant shareholder of the Company gives rise to potential conflicts of interest
- The Group's hosting of Bitcoin mining operations expose it to sanctions and anti-money laundering risks that could result in fines, reputational damage and restrictions on the Group's ability to operate

Risks related to the Group's project development

- The Group's business depends on the successful development and commercialization of a project portfolio that includes those that are at an early stage, and delays or failures may have a disproportionate effect on the Group
- The Group may not be able to identify, secure and maintain access to suitable sites with adequate grid capacity on commercially acceptable terms
- Project costs may increase materially, and projects may not remain commercially viable
- The Group may not be able to secure tenants for its data center facilities on acceptable terms
- The Group's pipeline spans multiple jurisdictions, exposing it to diverse regulatory, political and operational risks
- The Group's data center operations may be disrupted by technical failures, cyber incidents or security breaches, which could result in service interruptions, contractual claims and reputational harm
- The Group's operations are dependent on reliable and affordable power supply
- The Group's operating and development activities may be subject to uncertainty relating to building, zoning and use permits
- The Group is subject to data protection, cybersecurity and digital resilience requirements
- The Group is exposed to supply chain concentration risk in respect of critical hardware and equipment

Financial risks

- The Group has limited financial history in its new strategic direction and its revenues may be unstable and difficult to predict
- The Group's capital recycling model may not perform as anticipated
- The Group is exposed to interest rate risk and currency exchange rate risk
- The Company is a holding company and is dependent on distributions from its subsidiaries
- The Group has existing indebtedness, including an outstanding shareholder loan from AWN; AWN is simultaneously a shareholder and the Group's largest external creditor, creating a potential conflict of interest
- The Group's development costs and project rights may be subject to impairment or write-down
- Inflationary pressures and global economic downturns may adversely affect the Group's project economics and demand for data center capacity
- The Group may be exposed to tax risks and changes in tax regulation
- The Group faces audit and financial reporting risks during a period of auditor transition and strategic change
- The Group's ability to continue as a going concern is dependent on its ability to raise additional capital and execute its strategic transition
- The Group has deferred cash payment obligations in connection with the Cromwell AS acquisition

Executive summary



VivoPower is an independent Nordic focused sovereign AI digital infrastructure provider

Scalable AI digital infrastructure platform focused on multi decade value creation

Executive team with experience across **digital infrastructure, real estate, renewable power** and **capital markets**

Nordic track record **developing powered land**, generating **>10x[1] MOIC** through power access, permitting and **strategic land development**

5x MOIC

Target return based on focussed business model with **repeatable flywheel** effect, enabling **capital recycling** into the next projects

Backed by **sovereign family offices, specialist AI institutional investors and other leading VC family offices**

Listed on NASDAQ since 2016, **supporting access to institutional investors and strategic partners**

6 Global offices	**London** Headquarters
2016 NASDAQ Listed (US)	**2018** B Corp Certification
~$180m[2] Market cap	**~3.3GW** Total controlled/secured & qualified pipeline

Note(s): 1) Based on Philip von Wulffen's track record in developing FCDC Corp Oy, measured on realized exits only and excluding unrealized gains. VivoPower has executed a sale and purchase agreement (SPA) to acquire 28% ownership in FCDC Corp Oy. VivoPower's 28% ownership in said company is subject to closing of the SPA; 2) Based on closing price, ordinary shares and convertible preference shares outstanding as of 07 June 2026.

VivoPower: A Nordic focused digital infrastructure platform delivering power-secured AI grade data centers

Operational anchor asset transitioning to AI with Nordic centric & EU pipeline

- 81.5MW footprint in Norway, of which 41.5MW is under operation generating cash flows
- Target EBITDA of ~$130m per annum from conversion to AI data center, including an 40MW expansion in Norway
- Nordic-focused portfolio and qualified pipeline of ~3.3GW[3,4]

>$60m Annual EBITDA

Target EBITDA for the operational site in Mo i Rana, Norway (Phase 1 at 41.5MW)

Nordic focused portfolio & pipeline with structurally low power costs

- The Nordics is becoming the no.1 EU destination for AI data centers, moving ahead of FLAP-D markets
- VivoPower presently has 12 sites
- Total 3.3GW (net) of which 182MW connected/secured with PCA, 1.2GW (net) subject to final closing & 1.9GW of qualified pipeline

3,299 MW (Net)

8 out of 12 sites in current portfolio and qualified pipeline are in the Nordics

Developing the "oil fields of the future" with a holistic sovereign first approach

- Track record of permitting and energizing Nordic land for AI data centers, delivered >10x MOIC[1]
- Focus on the scarcity element of the value chain being powered land to powered shell; no GPU/compute risk
- Holistic sovereign first approach with local engagement protocols

>12% Unlevered Yield

Target unlevered development yield, based on land cost basis <$500k/MW

Development flywheel to drive self-funding growth engine

- Sustainable business model with a flywheel effect through refinancing stabilized cashflow in a permanent capital vehicle
- Turns $1 of development equity into $1.5-$2.0 of recycled capital every ~18months to fund future projects
- Long term free cash flows (FCF) retained through 10–15-year leases with AI tenants

>5x MOIC

Target MOIC at each project level. FCF recycled to fund future projects

Note(s): Company estimates. 1) Based on Philip von Wulffen's successful track record in developing FCDC Corp Oy, measured on realized exits only and excluding unrealized gains. VivoPower has executed a sale and purchase agreement (SPA) to acquire 28% ownership in FCDC Corp Oy. VivoPower's 28% ownership in said company is subject to closing of the SPA; 2) Target power input cost excluding taxes, subject change depending on regulatory changes; 3) Qualified pipeline: Sites where an LOI is to be issued or has been issued, and discussions are ongoing, but the LOI has not yet been signed by the relevant parties; 4) Net basis including 28% ownership of the sites in FCDC Corp Oy; Source(s): IEA

VivoPower has an existing operational and cash-generative data center in Mo i Rana, Norway, to be converted into an AI facility



Mo i Rana, Norway
Norway

41.5MW
Current operating capacity

40MW
Potential expansion capacity

100%
Renewable hydropower

~$10m
Annual EBITDA contribution from current operations[1]

>$60m
Target annual EBITDA contribution post AI conversion of 41.5MW[2]

~$130m
Target annual EBITDA contribution post AI conversion at full capacity[3]



Significant value uplift from AI conversion at Mo i Rana
Target EBITDA
~$10m
Current operations
~6x
~$60m
Post AI of 41.5MW
>2x
~$130m
Post AI of 81.5MW
Target capex
~$0m
No changes
~$411m
Post AI of 41.5MW
~$806m
Post AI of 81.5MW
Target project value
~$41m
Purchase price
~$830m
Post AI of 41.5MW
$20m
per MW
~$1,630m
Post AI of 81.5MW

VIVOPOWER

Note(s): Company estimates; 1) The EBITDA value is targeted and calculated based on assumption; 2) $60m = 41.5MW; 3) $130m = 81.5MW

Certified B Corporation

VivoPower's management and board have an uncommon blend of infrastructure, renewable power, capital markets & AI experience

Management

Kevin Chin
Executive Chairman & CEO
AROWANA, Deloitte., J.P.Morgan, pwc

Impact entrepreneur, investor & operator; founded VivoPower, led development and sale of 100MW+ of solar farms, founder of Arowana (global B Corp holdco), early investor in industrial REITs, toll roads, airports devcos,; acquired, fixed, scaled globally and exited RuleBurst Haley, an AI software company to Oracle

Philip von Wulffen
Chair of Investment Committee
Blackstone, BCG, OGDC, FCDC

Entrepreneur/investor with deep experience in data center infrastructure, structured finance, and real estate; founder of OGDC, co-founder of FCDC Corp Oy , founder and Managing Partner of JAB Consumer Partners, and co-founder of Family Office Alliance

Alex Cuppage
Chief Investment Officer
Sherman Financial Group LLC, Silverstripe

Experienced investor and operator across real estate and leveraged finance. Former Partner at Silverstripe IM and Head of Europe at Sherman Financial, deploying over $2bn of principal equity. Co-founder of BEAM, an AI-driven financial platform

Shane Whelan
Chief Real Estate Officer
WESTRIDGE REAL ESTATE

One of Europe's most experienced real estate and infrastructure developers; founder of Westridge Real Estate with long-standing Google, Microsoft, Amazon and Meta relationships

Eoghan Elliott
Global Head of Delivery
ECHELON

Former Director of Power Construction & Delivery at Echelon Data Centres; proven track record delivering high-value, capital-intensive infrastructure programmes for blue-chip clients, with 4GW delivered across more than 40 projects

Board of Directors

Kevin Chin
Executive Chairman & CEO

Impact entrepreneur, investor & operator; founded VivoPower, led development and sale of 100MW+ of solar farms, founder of Arowana (global B Corp holdco), early investor in industrial REITs, toll roads, airports devcos,; acquired, fixed, scaled globally and exited RuleBurst, an AI software company to Oracle

Peter Jeavons
Senior Independent Director

Enterprise software veteran (30+ yrs); part of leadership team that sold a high-growth business to Oracle, now heads EMEA for AI/predictive analytics firm First Insight; Chair of the Remuneration Committee

William Langdon
Non-Executive Director

Tech and enterprise data executive; ex-CFO of OmniTicket, senior roles at NAVTEQ (sold to Nokia) and VC-backed startups Nuxeo and Intersec; Chair of the Audit and Risk Committee

Michael Hui
Non-Executive Director

Investor and operator with IT & Law background; Formerly with Arowana in Australia, led multiple scale up platforms

Nordic board members
To be appointed

...supported by a leading Advisory Council with relevant experience and knowledge[1]

Note(s): 1) Please refer to slide 39 in the General section for advisor CVs
Source(s): Company information

Certified B Corporation

VivoPower's strategy and business model is bricks & mortar focused

Secure powered land
Acquire greenfield or brownfield sites, secure local zoning and permits, and obtain power agreements below wholesale US$5c/kWh

Build powered shell
Work with preferred delivery partners to accelerated design-and-build process within 12 to 18 months

Lease to hyperscalers, sovereign cloud providers and AI neoclouds
Secure long-term lease (10-15 years) with single-tenant operators (hyperscalers or sovereign organisations) or colocation operators (sub-lessors)

Microsoft, aws, G42, galax, Google Public Sector, OVHcloud

Refinance the powered shell asset
Assets are refinanced with long-term, low-cost debt, releasing capital for reinvestment into subsequent developments



1
2
3
4

Objective: Flywheel of long-term stabilized cash flows refinanced and recycled to continue build out of powered land and powered shell portfolio

VivoPower's powered shell development model provides AI infrastructure exposure without GPU capex and risk

1 Buy and secure powered land

Acquire site, secure grid connection, zoning and permits


Illustrative image

Attractive locations | Grid connection secured | Zoning & permits | Access to renewable power

- Target land cost basis per MW of <$500k / MW
- Grid access secured at target power prices <$0.05/kWh wholesale price[1]
- De-risked through permits and grid access

2 Develop and build powered shell

Develop the site, establish grid connection and deliver infrastructure


Illustrative image

Data center (DC) building | Power infrastructure | Cooling infrastructure | Connectivity

- Target build cost per MW of <$10m / MW[2]
- Target 12-18 months typical delivery timeline[2]
- Ready-to-connect infrastructure (no IT equipment)

3 Powered shell ready for lease

Tenant installs and operates IT equipment under a long-term lease


Illustrative image

Tenant installs IT equipment and GPUs | Tenant operates & manages | Long-term lease (15-25 years) | Recurring AI infrastructure revenue

- Target 10-15-year triple net long-term leases
- Focus on high-quality tenants (hyperscalers & sovereign AI)
- No GPU capex or technology obsolescence risk, with contractually secured cash flows

Powered shell = ready-to-connect data center infrastructure, without IT equipment and GPUs, offering attractive low-risk AI infrastructure exposure

Note(s):
(1) Does not include additional electricity taxes, tariffs or surcharges which differ on country by country basis
(2) Target build costs based on information from delivery partners; 12-18 months typical delivery timeline for builds of up to 120MW

Certified B Corporation

VivoPower deliberately selected the Nordic region given its strong fundamentals and competitive position

Growing supply shortage in data center capacity



Global data center supply shortage, GW
2.9x
28
81
Additional supply shortage (GW)
Shortage 2025
2026e
2027e
2028e
2029e
2030e
Shortage 2030e

The Nordics have optimal conditions for data centers



High green energy share
>90 %
(Nordic countries)



Low energy prices[1]
<US 5c/kWh
(Nordic average 2025)



Low grid connection lead time
1-2 years
(Finland & Norway)



Cold climate providing natural cooling
0-5°C
avg. temp
(Finland, Norway & Sweden)

Note(s): 1) Energy price figure reflects wholesale electricity prices and excludes electricity taxes, grid tariffs and other applicable charges

Source(s): CBRE Research; Ember; OurWorldInData; IEA; JLL Research

VivoPower has a total controlled/secured portfolio and qualified pipeline of ~3.3GW (net) of which ~1.1GW (net) has PCA

Total overview of controlled/secured sites and qualified pipeline[2]


Controlled and/or secured
FCDC Corp Oy portfolio4
Qualified pipeline2
182MW
In operation
Site expansion in Mo i Rana
25MW and 75M expansion
42MW
40MW
100MW
VivoPower has executed an SPA to acquire 28% ownership in FCDC Corp Oy
1,207MW
4,310MW at 100% basis
157MW6
28% basis
1,050MW5
28% basis
10MW
160MW
150MW
1,910MW
150MW
500MW
140MW
800MW
3,299MW



Country												
Acquisition status	Completed	Completed	Completed	LOI	28% controlled[4]	LOI	LOI	LOI	LOI	LOI	LOI	LOI
Source of power[3]	H	H	G / N / S	H	H	H	H	H / W	H / W	H / W	H	H / N / S

VivoPower has existing operational sites in Norway and a pipeline of projects across the Nordics, Europe and UAE

Note(s): Company estimates. (1) Subject to power connection agreement (PCA) ; (2) Qualified pipeline: Sites where an LOI is to be issued or has been issued, and discussions are ongoing, but the LOI has not yet been signed by the relevant parties; (3) H / W / S / B / N / G stands for hydro / wind / solar / biofuel / nuclear / gas; (4) VivoPower has executed a sale and purchase agreement (SPA) to acquire 28% ownership in FCDC Corp Oy. VivoPower's 28% ownership in said company is subject to final closing of the SPA; (5) Gross 3,750MW (100% basis); 6) FCDC Corp Oy sites where VivoPower has 28% control with LOI to acquire remaining 72%

VivoPower's unit economics are underpinned by disciplined targets…

Holistic differentiated sovereign partnership approach



✓

Operating in Nordic markets with 1-2 years grid connection lead time vs. 5-7 years in FLAP-D[1]



✓

Capital recycling model generates $1.5-$2 per $1 of equity every 18-24 months



✓

Recurring digital infrastructure revenues through powered shell leasing, avoiding GPU capex



✓

~$500k
Target land cost per MW[2]

~$10m
Target build cost per MW[2]

12-15 months
Target construction delivery cycle[2]

18-24 months[3]
Target development-to-refinancing cycle[2]

>5x
Target unit site MOIC[2]

Note(s): company estimates.
(1) FLAPD = Frankfurt, London, Amsterdam, Paris, Dublin (sources: JLL and CBRE);
(2) Represents VivoPower targets; actual figures may differ materially due to various factors including competition, cost of capital, inflation amongst others;
(3) 18-24 months is inclusive of the 12-15 months construction delivery cycle.

...whilst its growth model is based on sustainably recycling capital every ~18 months

Illustrative excess cash release from refinancing for a 100MW facility ($m)[1]

Stage	Development	Refinancing
Debt	~84%	65%



190
995
1,185
815
2,000
2,000
1,300
700
Equity[2]
Debt
Development asset
Value uplift
Stabilised asset
Refinanced asset
2,000
Gross asset value[3]
995
Original debt (repaid)
305
Equity released (Excess Cash)
Equity for next projects and expenses
510
Retained equity
190
Original equity

VIVOPOWER

Illustrative case assumes (i) signed triple-net lease with investment-grade tenant at construction financing close; (ii) credit-enhanced senior debt at approximately 84% LTV during development supported by tenant covenant; (iii) refinancing into permanent debt at 65% LTV on stabilized value, with such stabilized value contingent on tenant credit and lease tenor. Sensitivity at $15-18m/MW stabilized value and 65-75% LTV available on request.

Certified B Corporation

VivoPower has a 10-year strategic growth vision and plan

Acquire:
Platform & scale up

- Secure 100 % control of **2GW** of power sites focusing on Nordics, selected EU sites, relationship-based Gulf Cooperation Council ("GCC") sites
- Target annual revenues of approximately $1bn
- Target $500m of annual operating free cash flow
- Build out AI native agile scaleup growth architecture

Part 1 | Growth Horizon (2026e – 2029e)

Accelerate:
Control of strategic power sites

- Secure 100% control of **10GW** of power sites spanning EU, GCC, Association of Southeast Asian Nations ("ASEAN") and Caribbean
- Target $5bn of annual revenues
- Target $2.5bn of annual operating free cash flows

Part 2 | Growth Horizon (2030e – 2033e)

Advance:
to Autonomous Global Infrastructure Network

- Secure 100 % control of 20GW of power sites spanning EU, GCC, ASEAN, Caribbean and Africa Generate $10bn of annual revenues
- Target $5bn of annual operating free cash flows

Part 3 | Growth Horizon (2034e – 2035e)

Note(s):
(1) The above targets necessitate the requirement for material growth capital expenditure, with the development of data centers in multiple jurisdictions involve significant risks
(2) The above are targets and may not be achieved due to factors such as geopolitical changes, microeconomic including tax changes and inflation, amongst others.

Key investment highlights

STRATEGY	Developing, owning and/or controlling powered land to powered shell level, leasing out to tenants without taking on GPU technology risk
TEAM	Uncommon blend of data center, infrastructure and real estate development, together with global capital markets and AI experience
ECONOMIC MODEL	Development flywheel targeted to enable self-funding growth with capital recycle time of ~18mths and target >5x MOIC at project level
PORTFOLIO	Operational 41.5MW anchor asset transitioning to AI with a Nordic-focused portfolio & qualified pipeline[1,2,3] totaling ~3.3GW
MARKET	Orientation towards Nordic region which is increasingly becoming a target destination for AI data centers and tenants
VALUE CREATION	Target 5x MOIC at project level, with recognition in public markets through multiple expansion (based on Enterprise Value / MW metric)

Note(s): 1) Qualified pipeline: Sites where an LOI is to be issued or has been issued, and discussions are ongoing, but the LOI has not yet been signed by the relevant parties; 2) VivoPower has executed a sale and purchase agreement (SPA) to acquire 28% ownership in FCDC Corp Oy. VivoPower's 28% ownership in said company is subject to closing of the SPA; 3) Net of 28% ownership of the sites in FCDC Corp Oy where VivoPower has not sent LOI to purchase remaining 72%

Public markets are re-rating companies that successfully transition to AI digital infrastructure

Company	The market rewards companies with credible AI infrastructure exposure	Share price development since AI data center strategy repositioning[1]
IREN	• In 2024-2025, IREN made a decisive pivot from Bitcoin hosting to AI Cloud Services and AI Data Centers • The market strongly endorsed the shift, **with IREN's share price re-rating sharply since the announcement,** reflecting robust demand and institutional appetite for AI infrastructure	 >10x Jan. 24 May 26
TERAWULF	• In 2024-2025, TeraWulf evolved from a pure-play Bitcoin miner into an AI infrastructure platform, securing long-term HPC and AI hosting agreements with Core42 and Fluidstack / Google • The market strongly endorsed the transition, **with WULF's share price increasing >5x** from Fluidstack agreement in August 2025	 >5x Aug. 25 May 26
APPLIED DIGITAL	• In 2024–2025, Applied Digital evolved from a crypto hosting operator into an AI infrastructure platform, securing NVIDIA as a strategic investor and CoreWeave as anchor tenant • The market endorsed the strategy, with **APLD's share price increasing >15x post** NVIDIA's strategic investment in September 2024	 >15x Sep. 24 May 26
NSCALE	• Nscale is the **spun out of crypto miner** Arkon Energy in May 2024, **converting the Glomfjord (Norway) hydro-powered site from BTC mining into a Nvidia GPU AI platform** • Today, Nscale operates across Norway, Iceland, UK and US, with a multi-billion contract with Microsoft in Narvik and OpenAI in UK	 $bn >20x 0.7 14.6 Dec. 24 Mar-26
VIVOPOWER	• VivoPower is **repositioning from crypto hosting into a sovereign AI data center platform,** anchored by an operational 41.5MW asset in Norway and 1.9GW in qualified pipeline[2,3] • VivoPower remains at an earlier stage of the transition, with **significant value creation potential** tied to tenant signing and pipeline execution	 >2x Dec. 25 May 26

Crypto-to-AI conversion has shown proven value creation, highlighting a significant upside for VivoPower shareholders

Note(s): (1) Share price development as of 29/05/2026; (2) Qualified pipeline: Sites where an LOI is to be issued or has been issued, and discussions are ongoing, but the LOI has not yet been signed by the relevant parties; (3) VivoPower has executed a sale and purchase agreement (SPA) to acquire 28% ownership in FCDC Corp Oy. VivoPower's 28% ownership in said company is subject to closing of the SPA

Source(s): IREN, TeraWulf, Applied Digital, Nscale, Factset

Certified B Corporation

Portfolio and Pipeline


VIVOPOWER

VivoPower's 41.5MW Nordic asset is augmented by 182MW completed deals, 1.2GW FCDC (net) & 1.9GW pipeline

Operational portfolio

1 # of sites	**~41.5MW** Current grid capacity

Completed acquisitions portfolio

2 # of sites	**~182MW** Grid capacity

FCDC Corp Oy's sites

10 # of sites	**~1.2GW (net)** Available grid capacity

Qualified pipeline in commercial negotiations[1,2]

7 # of sites	**~1.9GW (net)** Available grid capacity

Leveraging Nordic track-record and network for preferred access



Operational site in Mo i Rana
Completed acquisition
Qualified pipeline
FCDC Corp Oy's sites[3]
Norway
Sweden
Finland
UAE

Illustrative map of Nordics and UAE

Note(s): 1) Qualified pipeline: Sites where an LOI is to be issued or has been issued, and discussions are ongoing, but the LOI has not yet been signed by the relevant parties; 2) VivoPower has executed a sale and purchase agreement (SPA) to acquire 28% ownership in FCDC Corp Oy. VivoPower's 28% ownership in said company is subject to closing of the SPA; 3) Sites in FCDC Oy where VivoPower has not sent LOI to purchase remaining 72%

VivoPower's operational asset in Mo i Rana (Norway) is slated to be AI ready in 2027...

AI ready data center in Norway

- Total capacity of 81.5MW, of which current operating capacity of 41.5MW, and potential expansion capacity of 40MW
- Operational and EBITDA generating data center with existing contracted revenues
- Conversion to HPC / AI data center targeted to be finalised and revenue-generating by CY2027 (subject to financing, signing of a definitive AI tenant agreement, amongst other conditions)
- Advanced tenant discussions with leading AI operator(s), targeting execution of a definitive agreement which will then allow for financial close, being financial investment decision (FID) and financial close stage to occur thereafter

Plot area

- Total area: 51,000 m^2, of which~21,000 m^2 leased
- 11,700+ slots across containerized high-density infrastructure
- Mo i Rana Industrial Park, Norway

41.5MW
Current operating capacity

40MW
Expansion potential energizable within targeted 18-24m[2]

~50 years
Remaining land lease

100%
Renewable hydropower



Note(s):
(1) The BTC hosting continues until June 2027e. While the operations are ongoing, the lease expansion area will be prepared for the initial AI data center deployment;
(2) Subject to final grid approval on the additional 40MW
(3) Timing of execution of term sheet and definitive documentation is subject to delays

…based on the target construction timetable



Mo i Rana
2026e
2027e
2028e
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Phase 1
41.5MW
Permitting
Design Frozen
Demolition
41.5MW AI DC construction
40MW AI DC construction
+21.5MW AI DC (in parallel)
Phase I Complete (41.5MW live Q2'27)
Phase II Complete (40MW live Q1'28)
Phase 2
+40MW
1) Concept study; 2) Construction contribution agreement; 3) HV transformer procurement
+40MW additional

Note(s): The timetable above is an illustrative target; numbers may not compute exactly due to rounding

Conversion to AI data centers provides a path to stabilized long term cashflows and profits

Current operational site…

41.5MW
Current operating capacity

~$10m
Annual EBITDA from BTC hosting



- First operational site in Norway, ~21,000 m² leased with total area of 51,000 m²
- EBITDA generating from hosting BTC mining

…to be converted to AI capacity…


AI

- Established ecosystem at Mo Industripark, shortening prequalification timelines and reducing operational risk
- Conversion of current 41.5MW site to AI / HPC capacity is targeted to commence in CY2027; an additional 40MW expansion is targeted to be operational in CY2028.

>$60m
Target EBITDA contribution post conversion pre-expansion[1]

~$130m
Target EBITDA contribution post conversion and expansion[1]

…and to be rented by high-quality tenants

- Advanced discussions with AI operators as tenant in a competitive RFP process.
- Short list completed
- Winning tenant to be selected and announced soon

Target EBITDA ($m)[1]


~13x
~10
>60
~130
Current BTC hosting
41.5MW AI conversion
81.5MW AI hosting

41.5MW cash-generating asset being repositioned as a long-duration AI platform, anchored by advanced negotiations with leading AI operator tenant

Note(s):
1) Company estimate
2) All time lines are forward looking subject to tenant definitive signing, final permits, construction risks, amongst other factors.

Certified B Corporation

VivoPower's anchor asset in Mo i Rana underpins its Nordic value creation plan

Secured operational asset in Norway, augmented with Nordic centric pipeline

41.5MW

Capacity in the Nordics in operation, with additional 40MW expansion at the Mo i Rana site

8 sites

In the Nordics out of 12 sites that are under control/ secured and/or qualified pipeline in commercial negotiation[1,2]

Ownership backing from long term strategic shareholders, including original investors in Nscale

LIAN Group was the vendor of the Mo i Rana asset, becoming a significant owner in VivoPower through partial payment in shares, and is also one of the largest shareholders in Polar DC

Blue Sky Capital on the cap table through PIPE I investment, building on their Nordic data center track record. Was one of the first investors in Nscale

Deep relationships with top-tier Nordic delivery partners and potential tenants

Strong established partnerships with preferred partners with Nordic roots and network possessing experience across VivoPower's value chain

Advanced dialogue with leading AI operators as potential tenants for the Mo i Rana data center. Targeting a definitive agreement and subsequently final investment decision (FID) and financial close

Note(s): 1) Qualified pipeline: Sites where an LOI is to be issued or has been issued, and discussions are ongoing, but the LOI has not yet been signed by the relevant parties; 2) VivoPower has executed a sale and purchase agreement (SPA) to acquire 28% ownership in FCDC Corp Oy. VivoPower's 28% ownership in said company is subject to closing of the SPA

VivoPower's sovereign first approach is evidenced by a 25MW UAE site with scalable land for up to 100MW

Key site highlights

- Located in UAE, providing access to one of the Middle East's fastest growing digital infrastructure markets
- 25MW initial capacity with potential expansion to up to 100MW total capacity, providing a scalable platform for future development
- Targeted competitively priced grid power of less than approximately US 4cents/kWh noting actual delivered cost remains subject to changes in transmission charges and any indexation)
- Power Connection Agreement (PCA) of 25MW secured with 75MW balance targeted for 2027 (per 30 year agreement)

25MW
Initial name plate capacity

100MW
Target expansion capacity potential

<4c/kWh
Target power cost

9.0 ha
Plot area

30 years
Development rights

Gas / Nuclear / Solar
Power Source



Kuwait
Riyadh
Site
Dubai
Muscat

Certified B Corporation

VivoPower has issued letters of intent (LOI) for full control of 3 FCDC sites in Finland, totaling 560MW

FCDC Corp Oy assets, where VivoPower has 28% control with LOI to acquire remaining 72%


Finland 1

Connection capacity	160MW
Area	36 ha
Building rights	143,020 m
Building permit	✓
Power connection[2]	✓ 75MW
Grid	Hydro


Finland 2

Connection capacity	50MW
Area	42 ha
Building rights	140,000 m
Building permit	Q3 2026
Power connection	Q4 2026
Grid	Hydro


Finland 3

Connection capacity	350MW
Area	21 ha
Building rights	160,473 m
Building permit	✓
Power connection	Q1 2027
Grid	Hydro

Note(s): Pictures are illustrative only; 1) VivoPower has executed a sale and purchase agreement (SPA) to acquire 28% ownership in FCDC Corp Oy. VivoPower's 28% ownership in said company is subject to closing of the SPA; 2) 75MW of power connection is secured and 85MW is expected to be secured within 2029

FCDC's portfolio has 7 more Finland sites with 3.8GW gross capacity

Country	Acquisition status	Land control	Zoning status	Source of power	Power Connection Agreement (PCA) Estimated power in MW (100% basis)	Power Connection Agreement (PCA) Estimated power in MW (28% basis)	Expected Timing[2]
Finland 5	28 % controlled[1]	Leasehold	In progress	Hydro	160	45	Q4 2026e
Finland 6	28 % controlled[1]	Leasehold	In progress	Hydro	350	98	Q1 2027e
Finland 7	28 % controlled[1]	Leasehold	In progress	Hydro	1,000	280	Q4 2027e
Finland 8	28 % controlled[1]	Leasehold	In progress	Hydro	1,040	291	Q2 2027e
Finland 9	28 % controlled[1]	Leasehold	In progress	Hydro	500	140	Q2 2027e
Finland 10	28 % controlled[1]	Leasehold	In progress	Hydro	200	56	Q2 2027e
Finland 11	28 % controlled[1]	Leasehold	In progress	Hydro	500	140	Q2 2027e
Total					**3,750**	**1,050**	

VivoPower has a 28% interest in the above 7 site portfolio, representing net 1.05GW

Combined with its 28% interest in the 3 sites per previous page (157MW), VivoPower's interest is a total of 1.21GW (net basis)

Note(s):
(1) VivoPower has executed a sale and purchase agreement (SPA) to acquire 28% ownership in FCDC Corp Oy. VivoPower's 28% ownership in said company is subject to closing of the SPA
(2) Estimated timing subject to change depending on grid counterparties

Market


VIVOPOWER

Accelerating data center expansion still falls short of meeting strong demand for AI digital infrastructure


Global data center capacity (GW)
+15% CAGR
>2x
~100
>200
2025
2026e
2027e
2028e
2029e
2030e


Global data center supply shortfall (GW)
2.9x
81
28
Additional supply shortage (GW)
Shortage 2025
2026e
2027e
2028e
2029e
2030e
Shortage 2030e

Source(s): CBRE Research, JLL Research

Certified B Corporation

Europe remains structurally under-supplied, with AI and sovereign cloud use cases expected to materially increase demand

Global cloud storage capacity by region (GW)


Total
~122.2 GW
U.S.
53.7 GW
Other
N. America
1.5
GW
UK
2.6 GW
EU
11.9
GW
1.2
GW
Eurasia
Middle East
1.1
GW
China
31.9 GW
Japan
/South
Korea
6.6 GW
India
3.6
GW
Africa
1.5
GW
Brazil
1.2
GW
Other
C./S. America
1.4
GW
3.1
GW
Other
Asia Pacific
Australia /
New Zealand
1.6
GW

Hyperscalers largest demand driver

Europe data center demand by ownership (%)


2023
40%
13%
22%
26%
2028e
23%
14%
34%
30%
Enterprise (self-owned)
Lease to enterprise
Lease to hyperscalers,
major neoclouds and
sovereign entities
VivoPower
target position
Hyperscaler
(self-owned)

Note(s): 1) Estimates exclude AI demand and sovereign cloud demand from defence, healthcare, education and financial institutions
Source(s): IEA Data as of 2024, McKinsey & Company

Europe data center demand is set for significant growth, but grid and permitting constraints pose challenges across FLAPD markets

DC power demand to surge from 96TWh in 2024 to 236TWh by 2035e



Data center demand in Europe in TWh
% of total demand
250
200
150
100
50
0
6.0%
5.5%
5.0%
4.5%
4.0%
3.5%
3.0%
2024
2025e
2026e
2027e
2028e
2029e
2030e
2031e
2032e
2033e
2034e
2035e
Demand TWh
Share of total electricity demand

Why Europe's bottleneck favors the Nordics

FLAPD queues average 7-10 years

The Nordic markets offer materially faster access to grid capacity, with access within 1-2 years

Moratoriums limits core EU supply

Ireland, Netherlands, Frankfurt all restricting new data center connections, forcing capital to seek alternatives

IEA: 20% of EUR datacenter projects at risk

Grid congestion may delay 20% of planned activity, driving premiums for permitted sites

Key Insights

- Power demand for data centers in Europe is projected to rise from 96TWh in 2024 to 236TWh by 2035, increasing their share of total electricity demand from 3.1% to 5.7%
- Despite the overall increase in demand due to electrification, data centers' growth will remain strong, contributing significantly to the future power needs of Europe
- However, capital is shifting toward regions with low-cost power and streamlined approvals, strengthening the Nordics' position as a hub for scalable near-term capacity

Source(s): ICIS; IEA Electricity 2025 / Energy and AI 2025

Capacity constraints in Europe's primary hubs are accelerating data center growth in secondary markets

FLAPD[1] and secondary market dynamics



Secondary Markets
Total: 1 208MW
Frankfurt
1 020MW
London
1,134MW
Amsterdam
570MW
Paris
616MW
Dublin
370MW
O
D
L
A
P
F
FLAPD Markets
Secondary Markets

Vacancy rates continue to decline



European market vacancy rates (%)
24%
22%
24%
20%
22%
18%
16%
14%
12%
9%
8%
7%
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025e
2026e

Nordic capacity growth is accelerating



MW installed
IT capacity (MW)
800
600
400
200
0
2019
2020
2021
2022
2023
2024
2025
Sweden
Norway
Finland

VIVOPOWER

Note(s): 1) FLAPD = Frankfurt, London, Amsterdam, Paris, Dublin
Source(s): CBRE Research , BloombergNEF

Certified B Corporation

Capital is migrating to regions with low-cost power, positioning the Nordics as a core growth market

Survey on site-selection factors and Nordic relative attractiveness



Nordic score[1]
4.8
4.6
4.4
4.2
4.0
3.8
3.6
3.4
3.2
3.0
5.5
6.0
6.5
7.0
7.5
8.0
8.5
9.0
9.5
Importance of factors[1]
Great access to affordable land
Space scalability
Political stability
Reliable power supply
Renewable electricity supply
Cool climate
Time-to-market
Low energy prices
Innovative energy solutions
Natural disasterfree climate
Proximity to airport
Competent workforce
Taxes and duties
International data connectivity
Closeness to customers

Why the Nordics is an attractive location for data centers

- Low cost of power
- Plentiful supply of renewable energy
- Fiber connections to Mainland Europe and North America
- Cool climate reduces operating costs even further
- Extremely reliable power grid
- Supportive governmental policies

Note(s): 1) Based on feedback from 39 individuals having either management positions in companies investing in data centers or being independent experts on data center development
Source(s): Nordic Council of Ministers – Data center Opportunities in the Nordics

The Nordics is a globally competitive region for data centers

The Nordics benefit from low electricity prices



Average wholesale electricity prices by region (average 2025, $/MWh)
45
46
50
57
69
76
96
101
Nordics

High share of green energy



Green energy[1] in total electricity generation mix (2025)
Data center customers increasingly require sustainably produced power in support of CSR commitments
99.9%
98.7%
97.4%
96.4%
94.8%
91.1%
83.6%
74.6%
64.4%
59.1%
54.1%

Nordic markets offer faster access to grid capacity



Average grid connection lead times for 50MW data center (years)
10
7
7
7
1-2
1-2

Cool climate reduces operational costs



Overall market price driven by heating costs and hence DC need for cooling is correlated with low price seasons as summer has low prices and winter has high due to heating demand
Average Temperature
Est. average temperature
0 – 5 °C
5 – 7 °C
7 – 9 °C
9 – 11 °C
11 – 13 °C
13 – 15 °C
>15 °C

Note(s): (1) 'Green energy' as used herein includes hydropower, nuclear, bioenergy, wind and solar. The inclusion of nuclear within 'green energy' reflects a classification choice that is not universally accepted by all market participants and is not aligned with EU Taxonomy 'do no significant harm' criteria in all cases. (2) Wholesale electricity prices shown are 2025 annual averages, exclude all taxes and grid tariffs, and do not reflect intra-year or intra-region volatility (e.g. NO2 region winter 2025-2026 spot pricing >$100/MWh. (3) Finland: from 1 July 2026 the Finnish data center electricity tax increases from EUR 0.50/MWh to EUR 23.25/MWh; this is NOT reflected in the comparative wholesale price figures shown. Sources: Ember; Our World in Data; IEA; JLL Research

Financials


VIVOPOWER

VivoPower's business model unlocks de-risked equity returns at an asset level


Illustrative only – investment roadmap and valuations for a 100MW site
Land, Power Origination, Development & Entitlement
Build & Delivery (Powered Shell)
Implied project value
Implied equity value
$115m
Land cost¹
$10m
Cost of power connection
$1,000m
Construction cost
$60m
Financing costs
1,185m
$995m²
Debt
$190m
Equity
Cost of developed asset
$2,000m
Stabilised asset value
~$20m
per MW
>5x
$190m
Equity contribution
$1,005m
Implied equity value

VIVOPOWER

Illustrative case assumes (i) signed triple-net lease with investment-grade tenant at construction financing close; (ii) credit-enhanced senior debt at approximately 84% LTV during development supported by tenant covenant; (iii) refinancing into permanent debt at 65% LTV on stabilized value, with such stabilized value contingent on tenant credit and lease tenor. Sensitivity at $15-18m/MW stabilized value and 65-75% LTV available on request.

Certified B Corporation

Mo i Rana generates ~$31m annual target revenue, increasing to a target ~$70m annual revenue post-AI conversion of 41.5MW

Illustrative revenue bridge for operational Mo i Rana asset ($m)



BTC revenue
AI rental revenue
Annualised revenue
~31
~40
~70
~70
~140
Current annual operating revenue from contracted BTC
Target revenue uplift from full-year AI development of 41.5MW
Target annual revenue with AI conversion of 41.5MW
Target revenue from 40MW capacity expansion with full AI deployment
Target annual revenue with full AI deployment and expansion (81.5MW)

Note(s):
(1) All of the above are Company estimates and targets
(2) Target subject to (i) signing AI tenant on assumed rental terms; (ii) completion of conversion within budget and timeline; (iii) achievement of operating margin assumptions. Refer to Risk Factors.

VivoPower's EBITDA is expected to scale from ~$10m target p.a. to >$60m target p.a. post AI conversion in Mo i Rana



Illustrative EBITDA bridge for operational Mo i Rana asset ($m)
~10
~50
~3
>60
~80
~10
~130
Current estimated EBITDA from BTC
Targeted revenue uplift from full-year AI deployment of 41.5MW
Change in opex from AI conversion of 41.5MW
Annual target EBITDA with AI conversion of 41.5MW
Targeted revenue from 40MW capacity expansion with full AI deployment
Change in opex from 40MW capacity expansion
Target annual EBITDA with full AI deployment and expansion (81.5MW)

Note(s):
(1) All of the above are Company targets and estimates
(2) Target subject to (i) signing AI tenant on assumed rental terms; (ii) completion of conversion within budget and timeline; (iii) achievement of operating margin assumptions. Refer to Risk Factors.

General


VIVOPOWER

Global advisory council



Khadija Mustafa
Ex-Microsoft and G42 (New York)



Porter Harris
Former SpaceX Lead Battery Engineer (Pasadena)



Rachel Pether
Head of 3iQ for EMEA, ex-Mubadala (Abu Dhabi)



Philip von Wulffen
OGDC Founder, ex-JAB Consumer Fund Founder (Vienna)



Adam Traidman
Former CEO at SBI Ripple Asia (Los Angeles)



Hugh Durrant-Whyte
Chief Scientist of NSW GOV, ex-Chief Scientist UK MoD (Sydney)



Eric Achtmann
CFO & CSO at Isar Aerospace (Boston)



Edward Hyams
Former MD of Eastern Group PLC (London)

Corporate structure overview


AEVITAS
Divested, to be deregistered
VIVOPOWER
TEMBO
To be spun off
VivoPower PLC (VIVO)
100%
VivoPower International Services Limited
Aevitas O Holdings Pty Ltd
100%
99.9%
Aevitas Group Limited
19.9%
80.1%
VIWR AU Pty Ltd (formerly VivoPower Pty Ltd)
100%
Aevitas Holdings Pty Ltd
40%
V.V.P. Holdings Inc (Dormant)
100%
Kenshaw Solar Pty Ltd
99.9%
Electrical Engineering Group Pty Limited
100%
KESW EL Pty Ltd
100%
VivoPower USA LLC
100%
VivoPower Infrastructure Ltd
100%
VivoPower (USA) Development LLC
70%
VPI 25 (UAE)
100%
Caret LLC
100%
Cromwell AS
100%
Caret Decimal, LLC
100%
Nordland Data AS
100%
Tembo e-LV B.V.
100%
FD 4x4
100%
Tembo 4x4
100%
Tembo Group B.V. (Tembo EUV Solutions B.V.)
100%
Tembo EV Solutions FZCO
100%
Tembo Technologies Pty Ltd
100%
Tembo EV Pty Ltd
100%
Tembo EUV Investment
100%
Tembo Drive Pty Ltd
LEGEND
Australia
UK
Jersey
Delaware
Netherlands
Philippines
U.A.E.
Cayman Is.
Norway

VivoPower is repositioning as a pure-play sovereign AI infrastructure platform through the Tembo carve-out and Aevitas divestment

VivoPower

Sovereign AI Digital Infrastructure Company

- **To be the independent trusted digital infrastructure partner of choice for sovereign nations, hyperscalers and neoclouds**
- Platform enabling repeatable site acquisition, development, and build-out of data centers



Tembo

- **Tembo is progressing toward a planned Nasdaq listing, with the proposed spin-off expected to be completed following the Euronext Growth Oslo listing of VivoPower**
- A provider of electric utility vehicles and electrification solutions for industrial and off-road applications
- VivoPower is expected to retain a minority ownership interest in Tembo, of which percentage will be determined just prior to its listing and will depend amongst other factors, upon the level of subscriptions



Aevitas

- Operationally inactive (dormant) — to remain within consolidated group at time of Euronext Growth Oslo listing; deregistration to commence post-listing
- Aevitas entities will not be deregistered prior to the Euronext Growth Oslo listing of VivoPower
- Aevitas is dormant and has no trading activities
- Aevitas was VivoPower's Australian energy infrastructure and power services platform, providing electrical, solar and renewable energy solutions



Note(s): Aevitas is dormant and has no trading activities

Capitalization table

Capitalization Table	Type	Shares	Ownership in % (based on common shares on issue)
Common Shares On Issue			
TAG (Emirates family office)	Family Offices	6,500,000	21.9%
Kevin Chin (and affiliated entities)	All Directors/Officers	4,397,828	14.8%
LIAN Group (Polar DC shareholder)	Family Offices	1,507,353	5.1%
Ceres (UAE); HRH consortium	Family Offices	1,000,000	3.4%
Peter Jeavons	All Directors/Officers	93,482	0.3%
William Langdon	All Directors/Officers	46,567	0.2%
Michael Hui	All Directors/Officers	33,617	0.1%
Other Free Float		*16,088,346*	*54.2%*
Common Shares On Issue		**29,667,193**	**100%**
HRH (His Royal Highness) Consortium ($6.05 per ordinary share)		19,000,000	
Total Reg S Share Subscription Agreement		**19,000,000**	
Warrants		1,792,077	
Total Warrants		**1,792,077**	
RSUs Vested		94,519	
Total RSUs		**94,519**	
Norway Data Center 41.5MW Acquisition Warrants		1,055,147	
Total Shares		**1,055,147**	
Fully Diluted Common Shares On Issue		**51,608,936**	
PIPE 1 | Convertible Preferred Shares (Unlisted)		7,285,715	
Total Convertible Preferred Shares		**7,285,715**	
Diluted Shares Outstanding (Post PIPE 1)		**58,894,651**	

- Ordinary A-shares on issue: 29,667,193 in total distributed across family offices, directors and officers, and a free float of ~54%
- Fully diluted share count reaches 51,608,936 when accounting for the Reg S subscription agreement (19,000,000 shares), warrants (1,792,077), RSUs (94,519), and Norway Data Center acquisition warrants (1,055,147)
- Post-PIPE 1 diluted shares outstanding reach 58,894,651, following the addition of 3,750,000 convertible preferred shares in issue (assuming share price above US$6.05) and 3,535,715 contingent cashless warrants issued to PIPE 1 investors
- VivoPower announced earlier this year the shareholder approval of a new share class: the ordinary B-shares in addition to the existing ordinary A-shares and preference shares. Pursuant to the articles, the A-shares carry 1 vote per share
- Pursuant to a separate written agreement expected to be entered into, the class B-shares is expected to cease to exist as a separate share class. The removal of the class B shares as a share class is in any event subject to the terms and conditions of a definitive agreement
- Preference shares have an exercise price of US$6.80, and carry a cumulative preferred dividend of 6%
- Strategic private placement to His Royal Highness, Prince Abdul Aziz of the House of Saud totaling 20m shares at US$6.05 per share was previously announced (gross proceeds US$121m). To date, 1m shares have been issued and 19m shares are in the process of being issued (delay due to war in the Middle East region)
- Net interest-bearing debt of US$25m as at 31 December 2025 (principally shareholder debt)

Notes:
(1) Fully Diluted Shares Outstanding as at 8 June 2026

Total portfolio and pipeline (MW)

Site	Acquisition status	Development stage	Land control	Source of power	Gross power capacity est. (MW)	Net power capacity est. (MW)[3]	Power Connection Agreement (PCA) Gross secured (MW)	Gross Pending(MW)	Estimated Timing
Mo i Rana	Operational	Fully Ready-to-Build (RTB)	Leasehold; option freehold[1]	Hydro	42	42	42	0	n/a
Mo i Rana expansion	Completed	Grid Path Validated	Leasehold; option freehold[1]	Hydro	40	40	0	40	2027e
Norway 1	LOI	Connection Contracted	Freehold	Hydro	10	10	10	0	n/a
Finland 1	LOI	Connection Contracted	Leasehold	Hydro	160	45	75	85	2029e; 85MW
Finland 2	LOI	Grid Request Filed	Leasehold	Hydro	50	14	0	50	2026e-Q4
Finland 3	LOI	Grid Path Validated	Leasehold	Hydro	350	98	0	350	2026e-Q4
Finland 4	LOI	Connection Contracted	Leasehold	Hydro	160	160	60	100	2026e: 60 MW; 2029e: 100 MW
Sweden 1	LOI	Connection Contracted	Freehold	Hydro / Wind	150	150	30	0	n/a
Sweden 2	LOI	Connection Contracted	Freehold	Hydro / Wind	150	150	30	120	2028e-Q1: 120 MW
Croatia 1	LOI	Grid Path Validated	Freehold	Hydro / Wind	500	500	0	500	2027
Austria 1	LOI	Grid Path Validated	Freehold	Hydro	140	140	100	40	July 2026e: 100MW, 2028e: 40 MW
UAE	Completed	Fully Ready-to-Build (RTB)	Leasehold	Gas, Nuclear, Solar	100	100	25	75	2028e
Switzerland 1	LOI	Connection Contracted	Freehold	Hydro / Nuclear / Solar	800	800	800	0	n/a
Finland 5[2]	FCDC 28%	Grid Path Validated	Leasehold	Hydro	160	45	0	160	2026e-Q4
Finland 6[2]	FCDC 28%	Land Controlled	Leasehold	Hydro	350	98	0	350	2027e-Q1
Finland 7[2]	FCDC 28%	Land Controlled	Leasehold	Hydro	1,000	280	0	1,000	2027e-Q4
Finland 8[2]	FCDC 28%	Land Controlled	Leasehold	Hydro	1,040	291	0	1,040	2027e-Q2
Finland 9[2]	FCDC 28%	Land Controlled	Leasehold	Hydro	500	140	0	500	2027e-Q2
Finland 10[2]	FCDC 28%	Land Controlled	Leasehold	Hydro	200	56	0	200	2027e-Q2
Finland 11[2]	FCDC 28%	Land Controlled	Leasehold	Hydro	500	140	0	500	2027e-Q2
Total					**6,402**	**3,299**	**1,172**	**5,110**	

Note(s): (1) Option to purchase land; (2) VivoPower has executed a sale and purchase agreement (SPA) to acquire 28% ownership in FCDC Corp Oy. VivoPower's 28% ownership in said company is subject to finalization of closing conditions of the SPA; (3) Net of 28% ownership of the sites in FCDC Corp Oy where VivoPower has not sent LOI to purchase remaining 72% (5) Estimated timing subject to change depending on grid counterparties

Risk factors (1/8)

VivoPower PLC is a public limited liability company incorporated under the laws of England and Wales (the "Company"). If any of the risks were to materialise, individually or together with other circumstances, they could have a material and adverse effect on the Company and/or its business, financial condition, results of operations, cash flow and/or prospects. The risks and uncertainties described below are the principal known risks and uncertainties faced by the Company as of the date hereof. Additional risks and uncertainties that the Company currently believes are immaterial, or that are currently not known to the Company, may also have a material adverse effect on its business, financial condition, results of operations and cash flow. The risk factors are organised into a limited number of categories, where the Company has sought to place each individual risk factor in the most appropriate category based on the nature of the risk it represents. The risks that are considered to be of the greatest significance are described first within each category. This does not mean that the remaining risk factors are ranked in order of their materiality or probability of occurrence.

Risks related to the Group's business and the industry in which it operates

The Group has limited operating history as a standalone data center platform focused on AI infrastructure

The Group is in the process of transitioning from a diversified sustainable energy solutions company to a Nordic-focused digital infrastructure platform delivering power-secured data centers for AI and high-performance computing workloads. This strategic pivot involves a fundamental change in the Group's business model, target markets, customer base and operational focus. In April 2026, the Group completed the acquisition of Cromwell AS and its subsidiary Nordland Data AS, the entities that own and operate the Mo i Rana facility, for a total value of USD 41.0 million (comprising USD 30.75 million in cash and USD 10.25 million in VivoPower shares, with deferred consideration of USD 5.0 million payable in October 2026 and USD 5.25 million payable in April 2027. The Group's data center operations are currently limited to one operational facility in Mo i Rana, Norway, with 41.5 MW of capacity, which is being converted from hosting of bitcoin mining to AI-grade infrastructure. Investors will therefore have limited historical information on which to evaluate the Group's performance, business model, financial development and ability to execute its strategy as a data center platform. The Group may face challenges in establishing and managing the business within the new strategic direction, including with respect to organization, internal controls, project prioritization, customer acquisition and strategic execution. Any such circumstances could have a material adverse effect on the Group's business, financial condition, results of operations and prospects. The Group has no established track record of winning, onboarding or retaining hyperscaler or sovereign AI tenants at the rental levels targeted by its business model

The Group's business model depends on its ability to develop and commercialise data center projects and operate data center infrastructure. The Group's project development activities include identifying and securing suitable sites with grid access, developing such sites through zoning, permitting and power connection processes, and seeking to realize value through long-term lease agreements with hyperscalers, sovereign AI customers or colocation operators, or through refinancing of stabilized assets. The Group's operational activities currently comprise a limited part of the Group's business, consisting primarily of the Mo i Rana facility. The risks relevant to these activities differ. Project development activities are primarily exposed to risks relating to site access, land rights, permits, zoning, grid connection and capacity, power availability, construction costs, regulatory requirements and the ability to secure tenants, while operational activities are exposed to risks relating to customers, uptime, technical failures, cyber security and compliance with operational requirements. If the Group is unable to manage these risks, this could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

Demand for data center capacity and AI infrastructure may be lower than expected. The Group's business depends on continued and growing demand for data center capacity, particularly from hyperscalers, sovereign AI programs and AI cloud operators. Current market projections indicate a significant global supply shortage of data center capacity, with the shortfall expected to grow from approximately 28 GW in 2025 to approximately 81 GW by 2030. However, demand may be affected by macroeconomic developments, changes in AI investment cycles, technological developments that reduce compute requirements, increased competition from other data center developers, regulatory developments, energy price volatility, or customers choosing to develop their own facilities rather than leasing powered shell capacity. If demand for data center projects or AI infrastructure capacity is lower than expected, the Group may be unable to commercialise its projects or secure tenants on the terms or within the timeframe anticipated. This may result in delayed projects, lower valuations, reduced revenues or reduced ability to attract commercial partners, which could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The Group operates in a competitive and rapidly evolving market

The Group operates in a competitive and rapidly evolving market for data center development and AI infrastructure. The Group competes with established Nordic data center operators such as Green Mountain, Bulk Infrastructure and DigiPlex, as well as international hyperscale developers and sovereign-backed infrastructure funds, for access to grid-connected sites, power capacity, construction resources, tenants and financing. Several of the Group's competitors have significantly greater financial resources, established customer relationships, operational track records and technical capabilities than the Group. In addition, hyperscalers may choose to develop their own data center facilities rather than leasing powered shell capacity from third-party developers such as the Group. The competitive landscape is also evolving rapidly as new entrants, including energy companies, real estate developers and infrastructure funds, seek to enter the data center market in response to growing demand for AI compute capacity. If the Group is unable to compete effectively for sites, tenants, delivery partners or financing, or if competitive dynamics result in lower rental levels, reduced occupancy or increased development costs, this could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The Group's current operational exposure is concentrated in one facility and a limited number of revenue sources

The Group's current operational activities are concentrated in a single facility at Mo i Rana, Norway, with 41.5 MW of operating capacity. The facility currently generates revenue from hosting bitcoin mining under a lease arrangement with more than 10 years remaining. The Group is in the process of converting this facility from hosting of bitcoin mining to AI-grade data center capacity, with advanced tenant discussions targeting an agreement by early June 2026. Any loss of the current revenue stream before a replacement tenant is secured, any delay in the conversion process, any failure to secure an AI tenant on acceptable terms, or any operational disruption at the facility could have a disproportionate impact on the Group's revenue and financial position. Since the Group currently has limited operational diversification, adverse developments relating to this single facility or its key commercial relationships could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

Risk factors (2/8)

The conversion of the Mo i Rana facility from hosting of bitcoin mining to AI infrastructure involves significant execution risk

The Group's near-term value creation strategy is dependent on the successful conversion of its 41.5 MW operational facility in Mo i Rana from hosting of bitcoin mining to AI-grade data center capacity. This conversion involves significant technical, commercial and timing risks. The conversion requires substantial capital expenditure for infrastructure upgrades to meet the power density, cooling, redundancy and connectivity requirements of AI workloads. The conversion may not be completed within the anticipated timeline or budget, the converted facility may not meet the technical specifications required by prospective AI tenants, and the Group may not be able to secure a tenant on commercially acceptable terms. The Group is currently in advanced discussions with AI operators, targeting a lease agreement by June 2026, but those discussions may not result in a binding agreement. During the conversion period, the Group may experience a reduction or elimination of revenue from discontinued hosting of bitcoin mining operations, and replacement AI tenant revenue may not commence within the anticipated timeframe. Any delay, cost overrun or failure in the conversion process could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

LIAN Group's position as a significant shareholder, deferred consideration creditor and warrant holder gives rise to potential conflicts of interest

In connection with the acquisition of Cromwell AS and its subsidiary Nordland Data AS, which completed on 21 April 2026, VivoPower issued 1,507,353 ordinary shares to LIAN Group at a price of USD 6.80 per share, representing total share consideration of USD 10.25 million. As a result, LIAN Group holds approximately 5% of the Company's issued share capital as at the date of this Presentation. In addition, LIAN Group holds contingent warrants to acquire a further 1,055,147 ordinary shares at an exercise price of USD 0.001 per share, which become exercisable upon delivery, in form and substance acceptable to LIAN Group, of an internal report on AI data center repurposing strategy. The criteria for acceptability of such report are not specified in the warrant instrument, and the determination of acceptability rests with LIAN Group. If exercised in full, LIAN Group's total interest in the Company would increase materially.

Although the acquisition of Cromwell AS has completed, LIAN Group remains a significant shareholder and a creditor of the Group in respect of outstanding deferred cash consideration of USD 10.25 million, comprising USD 5.0 million due on or around October 2026 and USD 5.25 million due on or around April 2027. This combination of roles, as a shareholder, a deferred consideration creditor, and a warrant holder with the ability to acquire additional ordinary shares at nominal cost, gives rise to potential conflicts of interest between LIAN Group and other shareholders of the Company. Any of the foregoing could have a material adverse effect on the governance of the Group and the interests of minority shareholders.

The Group depends on key personnel and its ability to scale its organization

The Group's business depends on the experience, industry knowledge and commercial relationships of its management team and key employees, including within data center development, power markets, real estate, construction delivery and capital markets. The Group's executive team possess specialized expertise that is critical to the Group's strategy. The Group currently has approximately 16 full-time employees across five global offices. As the Group's project portfolio grows, it will need to recruit additional personnel with expertise in Nordic power markets, data center engineering, project management and commercial structuring. There is a risk that the Group will be unable to retain key personnel or attract and integrate new employees with the required expertise. Loss of key personnel or failure to scale the organization in line with the Group's growth could delay project development, reduce execution capacity or weaken the Group's ability to identify and realize new opportunities, which could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The Group has a small executive team operating across multiple time zones, and the loss of one or more key individuals could materially impair its ability to execute time-sensitive transactions,

The Group depends on third-party delivery partners to build powered shells

The Group's business model involves outsourcing the construction of powered shell data centers to specialist EPC firms and delivery partners, including CTS Group and Jones Engineering. The Group's ability to deliver projects on time and within budget is therefore dependent on the performance, capacity, financial position and continued availability of these third-party partners. CTS Group, which is the Group's preferred construction partner, has been selected to design and build OpenAI's Stargate Norway project, which may constrain its available capacity for the Group's projects. If the Group's delivery partners fail to perform, experience capacity constraints, delay their deliveries, increase their pricing, or are unable to provide services on acceptable terms, the Group's projects may be delayed, become more costly or fail to progress as planned. The Group's reliance on a limited number of preferred delivery partners also creates concentration risk. Any such circumstances could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The Group may be adversely affected by rapid technological change in the AI and data center industry

The AI and data center industry is characterized by rapid technological evolution, including changes in GPU architectures, cooling requirements, power density specifications, rack configurations and connectivity standards. The Group's powered shell model is designed to mitigate technology obsolescence risk by providing infrastructure rather than compute capacity, with tenants responsible for installing and maintaining their own IT equipment. However, the Group's facility designs must meet the evolving technical specifications of prospective tenants, including with respect to power density (currently targeting 50-100+ kW per rack for AI workloads), liquid cooling infrastructure, redundancy levels and fiber connectivity. Changes in these requirements between the design phase and tenant onboarding could require the Group to modify its facility designs or make additional capital investments, particularly at the Mo i Rana facility where the conversion from hosting of bitcoin mining infrastructure to AI-grade specifications involves assumptions about future tenant requirements that have not yet been contractually confirmed. Furthermore, breakthroughs in AI efficiency that materially reduce compute requirements, or the emergence of alternative computing paradigms such as edge computing or quantum computing, could reduce demand for centralized data center capacity. If the Group is unable to adapt its infrastructure offerings to evolving technological requirements, this could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

Risk factors (3/8)

The planned carve out via a reverse merger of Tembo with a special purpose acquisition company is subject to certain outstanding regulatory approvals from the SEC, which could affect the timing of completion and, if not obtained, could adversely affect the Group's business, financial condition, results of operations and prospects

The Group's subsidiary Tembo has entered into a Business Combination Agreement for a business combination with Cactus Acquisition Corp. 1 Limited ("CCTS"), a special purpose acquisition company listed on Nasdaq. Should this transaction be consummated, Tembo will become a separately listed entity trading on Nasdaq, and the Group will retain a minority holding of the shares in the combined entity.

A registration statement on Form F-4 has been filed confidentially with the U.S. Securities and Exchange Commission (the "SEC"). The SEC has issued comments on the filing with final SEC approval pending as at the date of this Information Document. The SEC may not declare the Form F-4 effective in a timely manner, further rounds of comments may be required, or the SEC may request material amendments to the registration statement. Until the Form F-4 is declared effective, the shareholder vote required to consummate the transaction cannot be scheduled or held.

Any delay in obtaining SEC effectiveness, or any failure to obtain it, could adversely affect the Group's ability to realize value from its investment in Tembo, Tembo's ability to secure additional financing independently as a listed entity, and the Group's broader strategic plans. If the transaction does not complete, the Group will be required to explore alternative strategies to support Tembo's growth and meet its operational and financial objectives, which may include raising additional capital or restructuring Tembo's operations; such alternatives may not be available on acceptable terms or at all.

In addition, for so long as the transaction has not completed, Tembo continues to be consolidated within the Group's financial statements, and Tembo's liabilities, losses and cash requirements will continue to affect the Group's consolidated financial position.

Furthermore, factors such as market sentiment, regulatory developments and legal exposures relating to the business combination may influence the Company's share price, potentially leading to increased volatility prior to or upon completion of the transaction.

Following the Tembo deSPAC, Tembo will operate as a separately listed entity with its own board of directors, management team and strategic priorities. As a result, the Group's ability to direct or influence Tembo's strategy, operations, capital allocation and governance will be materially reduced compared to its current position as Tembo's parent company. The expected benefits of the business combination may not be realized, and the Group's business, operations or financial condition may be adversely affected.

The Group's minority stake in Tembo following the deSPAC transaction involves significant risks, and the resulting minority position will limit the Group's ability to control or influence Tembo's business

In connection with the Tembo deSPAC, the Group will retain a minority holding of the shares in the new listed entity. At this ownership level, the Group will not hold a controlling interest in Tembo and will have limited ability to control or direct Tembo's strategy, operations, management appointments, capital allocation or financial decisions. Tembo's board of directors and management team will be responsible for the day-to-day management and strategic direction of Tembo, and decisions made by Tembo's management and its other shareholders may not align with the Group's interests or strategic priorities. As a minority shareholder, the Group may be unable to prevent Tembo from taking actions that the Group considers detrimental to its investment, including decisions relating to the issuance of new shares (which could dilute the Group's stake), the incurrence of indebtedness, changes in business strategy, entry into related-party transactions, or distributions to shareholders. The Group's ability to protect its investment in Tembo will depend on the terms of any shareholder agreement or governance arrangements in place following the Tembo deSPAC, and such arrangements may not provide the Group with sufficient protective rights. Any of the foregoing could have a material adverse effect on the value of the Group's investment in Tembo and on the Group's business, financial condition, results of operations, cash flows and prospects.

Sanctions and anti-money laundering risks associated with the Group's hosting of Bitcoin mining operations

The Group currently hosts a Bitcoin mining facility at Mo i Rana, Norway, which is expected to continue generating revenue from Bitcoin mining during the transition period prior to conversion to AI/HPC colocation. Bitcoin mining pools operate on a pseudonymous basis, individual pool participants are identified only by blockchain wallet addresses, and the identity of the underlying beneficial owner is not disclosed to other pool participants. As a result, the Group may inadvertently interact, through a shared mining pool, with persons or entities that are Specially Designated Nationals ("SDNs") or otherwise subject to sanctions administered by the U.S. Office of Foreign Assets Control ("OFAC"), the UK Office of Financial Sanctions Implementation ("OFSI"), the UN Security Council, or the European Union.

Although the Group does not believe that its mining pool participation gives rise to a direct transactional relationship with individual pool participants, sanctions regulators, including OFAC, have previously taken enforcement actions in respect of blockchain-based transactions on the basis of strict liability, without requiring knowledge or intent on the part of the counterparty. The Group's current compliance procedures may be insufficient to identify or prevent all such exposures, and regulatory interpretations may change in a manner that increases the Group's compliance burden or exposure.

Any finding that the Group has violated applicable sanctions laws could result in significant fines, reputational damage, restrictions on the Group's ability to operate in certain jurisdictions, and adverse consequences for the Group's relationships with its banking counterparties. This risk is expected to diminish materially following the completion of the conversion of the Mo i Rana facility to AI/HPC colocation and the cessation of hosting of Bitcoin mining operations.

Risk factors (4/8)

Risks related to the Group's project development

The Group's business depends on the successful development and commercialization of a project portfolio that includes those that are at an early stage, and delays or failures may have a disproportionate effect on the Group

The Group's business and expected value creation are dependent on the successful origination, development and commercialization of its project portfolio, which currently comprises one operational facility (Mo i Rana, 41.5 MW), a controlled and qualified pipeline of approximately 3.3 GW across multiple jurisdictions (Norway, Finland, Sweden, Croatia, Austria, Switzerland and the UAE). Several of the Group's key pipeline projects are in early stages of development and may be subject to uncertainty relating to site control, land rights, permitting, grid access, power availability, commercial interest and timing. Because the Group currently has a relatively limited operational portfolio, delays, cost increases, disputes or failure to progress one or more key projects may have a disproportionate effect on the Group. The Group may not be able to mature its existing projects in line with current plans or replace delayed or discontinued projects with new opportunities on acceptable terms. Any such circumstances could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The Group may not be able to identify, secure and maintain access to suitable sites with adequate grid capacity on commercially acceptable terms

The Group's project development activities depend on its ability to identify and secure suitable sites for data center development that satisfy requirements including access to sufficient land, grid capacity and power at prices below USD 0.05/kWh, appropriate zoning and permitting status, technical feasibility and commercially acceptable terms. Grid access is the scarcest and most critical input in the AI data center value chain, and competition for grid-connected sites is intensifying as demand for data center capacity grows. In the Nordic markets, grid connection lead times are typically 1-2 years, which is materially shorter than in central European markets (7-10 years), but there is a risk that the Group will be unable to secure grid capacity within these timeframes. Requirements for obtaining or retaining grid capacity may become more stringent over time, and queues for grid capacity allocation may be extensive. If the Group is unable to secure and maintain access to suitable sites with adequate grid capacity on commercially acceptable terms, this may delay, limit or prevent the development of its project portfolio and could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

Project costs may increase materially, and projects may not remain commercially viable

The commercial viability of the Group's projects depends on a number of assumptions, including land costs (currently targeting approximately USD 500,000 per MW), build costs (targeting less than USD 10 million per MW), grid connection costs, power availability and pricing, construction timelines (targeting 12-15 months site delivery), financing availability and expected rental levels from tenants. These assumptions may prove incorrect.

Construction and development costs are subject to a number of factors outside the Group's control, including inflation in labor and materials costs, contractor availability, and changes in applicable regulatory requirements. Global supply chain constraints for long-lead-time items such as high-voltage transformers, power distribution units and specialist cooling systems have resulted in significant procurement delays and cost increases in recent years, and such constraints may persist or worsen. The market for these components has experienced heightened demand driven by accelerating global data center construction activity, and the Group may be unable to procure the necessary equipment on the timescales or at the costs assumed in its project plans.

Grid connection costs, technical requirements and regulatory compliance costs may increase materially during the development phase. The Group's capital recycling model assumes a development-to-refinancing cycle of 18-24 months and a unit site return on equity (ROE) exceeding 5x, but actual project economics may differ significantly from these targets. If costs increase, timelines are extended or project specifications must be changed, a project may become less attractive or economically unviable. Any such circumstances could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The Group may not be able to secure tenants for its data center facilities on acceptable terms

The Group's business model is predicated on securing long-term lease agreements (10-15 years) with hyperscalers, sovereign AI customers or colocation operators for its powered shell data center facilities. The Group's ability to generate revenue depends on its ability to attract and retain such tenants on commercially acceptable terms. The Group may not be able to secure tenants for its current or future facilities, and tenants may not be willing to enter into leases at the rental levels assumed in the Group's financial projections (currently targeting approximately USD 1.6-1.8 million revenue per MW per annum). The Group is currently in advanced discussions with AI operators for the Mo i Rana facility, but no binding lease agreement has been executed as of the date of this Presentation. If the Group is unable to secure tenants at the expected time, rental level or terms, this could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

Under applicable insolvency legislation, including Norwegian law, a tenant that commences insolvency or debt restructuring proceedings may be able to remain in occupation of the Group's facilities for an extended period while such proceedings are ongoing, which could prevent the Group from terminating the lease and re-letting the facility to a replacement tenant. Given that Mo i Rana currently represents the Group's sole operational facility, any such delay in re-letting could have a disproportionate and material adverse effect on the Group's revenue and its financial condition generally.

Risk factors (5/8)

The Group's pipeline spans multiple jurisdictions, exposing it to diverse regulatory, political and operational risks

The Group's project pipeline spans multiple jurisdictions including Norway, Finland, Sweden, may depend on obtaining and maintaining appropriate licences, permits and local partnerships. Malaysia's energy policy and power pricing frameCroatia, Austria, Switzerland and the UAE (with potential future expansion into additional EU, GCC, ASEAN, Caribbean and African jurisdictions per the strategic growth plan disclosed, each with its own regulatory framework, permitting processes, grid connection procedures, environmental requirements, land use rules and authority practices. The development of data center projects in these jurisdictions may be affected by changes in laws, regulations, political priorities, energy policy, security requirements or public authority practices. In particular, the UAE imposes restrictions on foreign ownership of land and certain business activities, and the Group's ability to develop and operate projects in the UAE work may be subject to change, and the availability of competitively priced power for data center operations in Malaysia is not assured. In the Nordic markets, increasing political and regulatory focus on data center energy consumption, sustainability requirements and grid capacity allocation may result in more restrictive permitting conditions, moratoriums on new connections or requirements to demonstrate societal benefit. Norway has recently introduced requirements for municipal approval of large-scale data center developments, and similar regulatory developments may occur in Finland and Denmark. The Group's ability to develop projects across multiple jurisdictions simultaneously requires significant management attention and resources, and the Group may face challenges in navigating diverse regulatory environments with a relatively small organization. Any such circumstances could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The Group's data center operations may be disrupted by technical failures, cyber incidents or security breaches, which could result in service interruptions, contractual claims and reputational harm

Operational disruptions, cyber incidents or security breaches may adversely affect the Group's operating activities. The Group's current operational activities are limited to the Mo i Rana facility, which is undergoing conversion from hosting of bitcoin mining to AI-grade data center infrastructure. The facility's existing infrastructure was originally designed for bitcoin mining workloads, which have materially different redundancy, cooling and uptime requirements compared to AI workloads. The conversion process involves upgrading power distribution, cooling systems, fire suppression, physical security and network connectivity to meet the specifications required by AI tenants, who typically demand uptime levels of 99.99% or above and may have contractual rights to terminate leases or claim damages in the event of service interruptions. During and after the conversion, the Group may experience outages or disruptions caused by power failures, cooling failures, mechanical breakdowns, fire, flooding, human error, sabotage, cyberattacks, unauthorized access or failures by third-party utility or service providers. The Mo i Rana facility's location in northern Norway also presents specific operational considerations, including exposure to extreme weather conditions, reliance on a limited number of utility providers and logistical challenges relating to the transport of heavy equipment. Any failure to maintain adequate operational resilience could result in service interruptions, contractual claims, customer terminations, increased costs, reputational harm or regulatory scrutiny, which could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The Group's operations are dependent on reliable and affordable power supply

The Group's data center operations and development activities are fundamentally dependent on access to reliable, affordable and scalable power supply. The Group's business model targets power costs below USD 0.05/kWh, primarily sourced from Nordic hydroelectric power, which provides a competitive advantage relative to data center markets with higher energy costs. However, there is a risk that power may not remain available at these price levels. Power prices in the Nordic markets are influenced by hydrological conditions, interconnector flows, carbon pricing, regulatory changes and broader European energy market dynamics. The Mo i Rana facility currently benefits from favorable power pricing in northern Norway (NO4 price area), but grid constraints, changes in price area boundaries, increased demand from other industrial users or data center operators, or regulatory changes affecting power allocation could adversely affect the Group's access to competitively priced power. In particular, the Finnish data center electricity tax is scheduled to increase from EUR 0.50/MWh to EUR 23.25/MWh effective 1 July 2026, which will materially affect total power cost economics at Finnish sites (which represent the majority of the Group's near-term Nordic pipeline). Pre-1 July 2026 sites may or may not benefit from grandfathering — no statutory or administrative grandfathering provision has been confirmed in published Finnish sources as of the date hereof. In addition, the Group's pipeline projects in other jurisdictions may be subject to different power market structures, pricing mechanisms and availability constraints. Any material increase in power costs, reduction in power availability or disruption to power supply could reduce the commercial viability of the Group's projects, increase operating costs or make the Group's facilities less competitive relative to alternative locations, which could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The Group's operating and development activities may be subject to uncertainty relating to building, zoning and use permits

The use of existing buildings and premises for data center operations, and the development of new data center sites, may depend on zoning, building permits, use permits, environmental approvals, fire safety documentation and other public-law requirements. In Norway, recent developments have clarified that data centers may not be developed under certain existing zoning categories, which may limit the number of sites available for development. Several European jurisdictions, including Ireland, the Netherlands and Germany, have imposed moratoriums or restrictions on new data center connections, and similar restrictions could be introduced in the Nordic markets in the future. Furthermore, data centers are subject to increasing regulatory and public focus in relation to energy efficiency, power consumption, sustainability reporting and climate-related impacts. New laws, regulations or administrative practices may require the Group to make additional investments, change the design or operation of its projects or facilities, or comply with more burdensome reporting and documentation requirements. Any such circumstances could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The Group is subject to data protection, cybersecurity and digital resilience requirements

The Group operates data center infrastructure that may be classified as critical infrastructure or essential services under applicable national security and digital resilience frameworks. As the Group's facilities are designed to host AI workloads for hyperscalers, sovereign AI programs and other operators processing potentially sensitive data, the Group may become subject to enhanced regulatory requirements relating to data sovereignty, security clearance, ownership restrictions and operational resilience. In Norway, data centers hosting certain categories of data may be subject to requirements under the Norwegian Security Act (Sikkerhetsloven) and related regulations, which could impose obligations regarding ownership structures, personnel vetting, physical security and reporting to national authorities. The EU's NIS2 Directive and the Digital Operational Resilience Act (DORA) may also impose additional cybersecurity and incident reporting obligations on the Group or its tenants. The Group processes personal data relating to employees, contractors and business contacts and is subject to the EU General Data Protection Regulation (GDPR) and applicable national implementations. Any failure to comply with applicable data protection, cybersecurity or critical infrastructure requirements, or any material cyber incident, data breach or systems failure, could result in regulatory scrutiny, fines, claims, restrictions on operations, loss of tenant confidence and reputational damage, which could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

Risk factors (6/8)

The Group is exposed to supply chain concentration risk in respect of critical hardware and equipment

The successful conversion and operation of the Group's data center facilities for AI workloads depends on the availability of high-performance computing hardware, including graphics processing units ("GPUs"), specialist cooling systems, high-density power distribution units and networking equipment. The global market for advanced AI GPUs, particularly NVIDIA A100, H100 and successor GPU architectures, is characterized by demand that materially exceeds available supply. The Group may face difficulties in procuring the hardware required to meet its tenants' specifications within the anticipated timelines, at competitive pricing or at all. The Group's reliance on a limited number of hardware suppliers, including NVIDIA as the primary supplier of AI-grade GPUs and specialist cooling and power distribution vendors, creates concentration risk. Any supply constraint, allocation prioritization in favor of larger customers, vendor pricing changes, export control restrictions or geopolitical disruption affecting the supply chain for these components could delay the Group's development activities, increase capital costs or make the Group's facilities less competitive relative to well-capitalized alternatives. Any such circumstances could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

Financial risks

The Group has limited financial history in its new strategic direction and its revenues may be unstable and difficult to predict

The Group has limited financial history in its new strategic direction, and its revenues may be unstable and difficult to predict. The Group is undergoing a fundamental strategic transition, shifting its primary focus from a diversified sustainable energy solutions company to a Nordic-focused data center infrastructure platform, while retaining a strategic minority stake in Tembo in connection with the Tembo deSPAC. The Group's historical financial results, which reflect its legacy businesses (electric vehicles, solar development, critical power services), are not indicative of its future performance as a data center platform.

For the six months ended December 31, 2025 the Company, on a consolidated basis, reported estimated revenue of approximately USD 15 thousand, estimated EBITDA loss of approximately USD 4.9 million and net loss of USD 7.4 million, the revenue was primarily generated from Tembo. As the acquisition of Cromwell AS was not completed until April 2026, the financial results of Cromwell AS and its subsidiary Nordland Data AS are not reflected in the Group's consolidated results for this period and should therefore be read separately from the Group's own consolidated financial history.

For the year ended December 31, 2025, Cromwell AS recorded, on a standalone basis, proforma revenue of USD 11.8 million and EBITDA and net profit of USD 2.6 million and USD 0.6 million respectively, derived primarily from the hosting of Bitcoin mining operations at the Mo i Rana facility. These results reflect Cromwell AS's performance prior to its acquisition by the Group and prior to the commencement of the conversion of the Mo i Rana facility to AI/HPC colocation infrastructure. Accordingly, the Cromwell AS standalone financials are not indicative of the future revenue profile of the Mo i Rana facility following conversion, and investors should not place undue reliance on them as a guide to future performance.

Revenue from the Group's data center leasing activities will be dependent on the successful conversion of the Mo i Rana facility and the development and leasing of pipeline projects, the timing of which is inherently uncertain. In addition, the value of the Group's retained stake in Tembo will be subject to Tembo's operational and financial performance as a separately listed entity, over which the Group will have limited control as a minority shareholder. There may be extended periods during which the Group incurs development costs without generating corresponding revenue from its new strategic direction. Any such circumstances could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The Group's capital recycling model may not perform as anticipated

The Group's growth strategy is predicated on a repeatable capital recycling flywheel, whereby stabilized data center assets are refinanced with long-term, low-cost debt, releasing capital for reinvestment into subsequent developments. The Group targets a development-to-refinancing cycle of 18-24 months and a cash-on-cash return of approximately 4x upon refinancing. However, this model depends on multiple assumptions, including the ability to secure tenants on long-term leases, achieve targeted rental levels, complete construction within budget and timeline, obtain refinancing at assumed loan-to-value ratios, and maintain asset valuations at projected levels. If any of these assumptions prove incorrect, or if market conditions for data center asset refinancing deteriorate, the Group's ability to recycle capital and fund new projects may be materially impaired. Any failure of the capital recycling model to perform as anticipated could require the Group to seek additional equity financing, slow its development pace or reduce its pipeline ambitions, which could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The Group is exposed to interest rate risk and currency exchange rate risk

The Group's project financing arrangements are expected to involve variable rate debt, exposing the Group to changes in interest rates. An increase in interest rates would increase the Group's financing costs and could also affect the cost of capital for the Group's counterparties, including data center operators and investors, which could reduce demand for the Group's projects or the rental levels achievable. The Group's project development activities are conducted across several jurisdictions where costs and potential revenues may be denominated in NOK, EUR, USD, AED or other currencies. The Group's reporting currency is USD, and fluctuations in exchange rates could affect the Group's reported costs, the value of its project portfolio and the proceeds from project disposals or lease revenues. The Group may not use hedging instruments to manage currency or interest rate risk, and the effectiveness of any future hedging arrangements may be limited. Adverse currency or interest rate movements could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The Company is a holding company and is dependent on distributions from its subsidiaries

The Company is the holding company of the Group and does not itself conduct significant operating or development activities. The Company's principal operating subsidiary for its data center business is Cromwell AS (Norway), which holds Nordland Data AS, the entity operating the Mo i Rana facility. The Company is therefore dependent on receiving dividends, group contributions and other distributions from its subsidiaries in order to meet its obligations and to fund its corporate activities. The ability of the Group's subsidiaries to make distributions to the Company may be restricted by applicable laws, including corporate and tax law requirements in the relevant jurisdictions (particularly Norway), the financial position and distributable reserves of each subsidiary, and any contractual restrictions under financing arrangements. Any inability of subsidiaries to upstream sufficient funds could impair the Company's ability to service its obligations, which could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

Risk factors (7/8)

The Group has existing indebtedness, including an outstanding shareholder loan from AWN; AWN is simultaneously a shareholder and the Group's largest external creditor, creating a potential conflict of interest

The Group has existing indebtedness, including an outstanding loan from AWN Holdings Limited. (AWN), an entity affiliated with Arowana & Co, ("Arowana") of approximately USD 29 million as at the date of this Presentation. AWN holds approximately 3% of the issued share capital of the Company and is therefore simultaneously a shareholder and the Group's largest external creditor. This creates a potential conflict of interest between AWN's interests as an equity holder and its interests as a creditor.

The Group is in discussions with AWN regarding the settlement or restructuring of the AWN loan facility. Those discussions may not be concluded on terms acceptable to the Group, or at all, and any failure to reach agreement could affect the Group's liquidity position and ability to deploy capital into its development pipeline.

The terms of the Group's existing debt arrangements may include covenants, security requirements, repayment schedules and other conditions that could restrict the Group's operational and financial flexibility, including its ability to incur additional debt, make distributions, dispose of assets or pursue certain development opportunities. If the Group is unable to service its existing debt obligations, or if it breaches any covenants or other terms of its financing arrangements, this could result in acceleration of repayment obligations, enforcement of security, cross-default under other agreements or loss of assets. In particular, any enforcement action by AWN in respect of the outstanding loan prior to settlement could have a material adverse effect on the Group's operations and its broader strategic plans.

The concentration of both equity ownership and creditor exposure in a single party may also affect the Group's ability to negotiate arm's length terms for future financing, raise capital from independent sources or manage potential conflicts in situations where the interests of AWN as creditor and as equity holder may diverge. Any such circumstances could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

Investors should note that AWN Holdings is an associated entity of Arowana, a B Corp investment group founded and led by Kevin Chin, the Company's Chief Executive Officer and Chairman, who holds approximately 14.8% of the Company's issued share capital directly and through his various associated entities. The relationship between Mr Chin's equity interest in the Company and AWN's position as the Group's largest external creditor is described further in the risk factor headed "The Company's Chief Executive Officer and Chairman has significant voting power through his shareholding in the Company" below.

The Group's development costs and project rights may be subject to impairment or write-down

The Group incurs costs in connection with the development of its projects, including costs related to land acquisition, site evaluation, permitting, grid connection applications, concept design and professional services. If a project does not progress as planned, if the underlying assumptions regarding grid availability, zoning, permitting or market demand prove incorrect, or if the Group decides not to proceed with a project, the Group may be required to write down or write off the related development costs and project rights. In addition, the carrying value of the Group's operational assets, including the Mo i Rana facility, is based on assumptions regarding future cash flows from AI leasing that have not yet been contractually secured. Any material change in these assumptions could result in impairment charges. The valuation of the Group's project pipeline is inherently uncertain and depends on assumptions regarding future market conditions, project progress and realization opportunities, which may prove to be incorrect. Any such impairment or write-down could have a material adverse effect on the Group's financial condition and results of operations.

Inflationary pressures and global economic downturns may adversely affect the Group's project economics and demand for data center capacity

The Group's project development activities are exposed to inflationary pressures, including increases in the cost of land, construction materials, grid connection fees, professional services and general operating expenses. The Group's project economics are based on current cost assumptions, including land costs of approximately USD 500,000 per MW and build costs of less than USD 10 million per MW. Data center construction costs are particularly sensitive to inflation in steel, copper, electrical equipment, transformers and specialized cooling systems, all of which have experienced significant price increases in recent years due to global supply chain disruptions and increased demand from the data center sector. A sustained increase in construction costs of 10-20% above current assumptions could materially reduce the Group's targeted unit site ROE of 5x and the expected cash-on-cash return of approximately 4x upon refinancing, potentially rendering certain projects economically unviable. In addition, a global economic downturn could reduce demand for data center capacity, decrease the willingness of operators and investors to enter into long-term lease commitments, reduce the availability of financing, or result in adverse movements in interest rates, exchange rates or asset valuations. Any such circumstances could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The Group may be exposed to tax risks and changes in tax regulation

The Group is subject to prevailing tax laws and regulations in the jurisdictions in which it operates, including with respect to corporate income tax, property tax, value added tax, transfer pricing, withholding tax and stamp duty. The Group's business model involves the acquisition and development of land rights and data center assets across multiple jurisdictions (including Norway, Finland, the UAE and Malaysia), which may give rise to complex tax questions relating to the timing, classification and treatment of gains, costs and value adjustments. Tax laws, regulations and their interpretation may change, and tax authorities may challenge the Group's tax positions or the characterization of its transactions. In particular, the tax treatment of the Group's capital recycling model, including the refinancing of stabilized assets and the release of excess cash, may be subject to scrutiny. If the Group's tax positions are challenged or if applicable tax rules change in a manner that is adverse to the Group, this could result in increased tax liabilities, penalties, interest and compliance costs, which could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

Risk factors (8/8)

The Group faces audit and financial reporting risks during a period of auditor transition and strategic change

The Group is in a period of auditor transition. Following the mutually agreed resignation of PKF Littlejohn as the Company's UK statutory auditor, the Company has appointed Menzies LLP as its replacement UK statutory auditor. In addition, the FY2025 annual statutory audit of Cromwell AS and its subsidiary Nordland Data AS, the Group's principal operating subsidiaries, is being finalised by MSPC, who are conducting the audit in accordance with US GAAP. The Group's pro forma interim financial report for the six months ended 31 December 2025, which forms part of this Presentation, is subject to review assurance by Withum, the Group's US auditor, prior to publication.

Any delay in completing these audit and assurance processes, any material audit finding, any qualification or emphasis of matter in audit reports, or any disagreement between the Group and its auditors regarding the treatment of key items could result in disclosure that is adverse to the market price of the Company's shares, which could have a material adverse effect on the Group's business, financial condition and prospects.

The Group has deferred cash payment obligations in connection with the Cromwell AS acquisition

In connection with the acquisition of Cromwell AS, which completed on 21 April 2026, the Group is obligated to make deferred cash payments to the sellers totalling USD 10.25 million, comprising USD 5.0 million due on or around October 2026 (being the sixth month anniversary of closing) and USD 5.25 million due on or around April 2027 (being the twelfth month anniversary of closing). These obligations are fixed and unconditional and are not contingent on the financial or operational performance of Cromwell AS or the Group.

The deferred payment obligations fall due within the first twelve months following the date of this Information Document and will coincide with the period during which the Group is deploying capital into the conversion of the Mo i Rana facility and the development of its pipeline projects. The Group's ability to meet these obligations in full and on time is dependent on the timely raising of additional capital and the maintenance of adequate liquidity throughout the period. Any delay in completing any additional capital raising, or any unexpected increase in operating or development costs could impair the Group's ability to satisfy these obligations when due.

Failure to make the deferred payments in accordance with the terms of the sale and purchase agreement could result in claims by the sellers, potential disputes regarding the acquisition, reputational damage, and adverse consequences for the Group's relationships with future acquisition counterparties. Any such circumstances could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.



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